Exhibit #21 Subsidiaries of the Company

Camden National Bank, a national banking association chartered under the laws of the United States of America.

UnitedKingfield Bank, a financial institution chartered under the laws of the State of Maine.

Trust Company of Maine, Inc., a nondepository trust company chartered under the laws of the State of Maine.